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                                                                EXHIBIT 99(a)(7)

                         FOR:     SHAW INDUSTRIES, INC.
                                  DALTON, GA 30722-2128

                         FROM:    SHAW INDUSTRIES, INC.
                                  P.O. DRAWER 2128
                                  DALTON, GA 30722-2128
                                  TELEPHONE (706) 275-3126
                                  FAX (706) 275-3735
                                  CONTACT: JULIUS SHAW

                             FOR IMMEDIATE RELEASE
                             ---------------------

DALTON, GEORGIA, February 9, 1998. Shaw Industries, Inc. (NYSE) today announced that it has commenced a "Dutch Auction" tender offer for up to 8,000,000 shares of its common stock, representing approximately 6.1% of its currently outstanding shares. Under the terms of the offer, the Company will invite shareholders to tender their shares at prices specified by the tendering shareholders at a purchase price not in excess of $14.00 nor less than $11.00 per share.

The tender offer is being commenced today, February 9, 1998, and will expire at 12:00 Midnight, New York City time, on March 9, 1998, unless extended by the Company.

Based upon the number of shares tendered and the prices specified by the tendering shareholders, Shaw Industries will select a single per-share purchase price within the price range to be paid for shares which have been tendered at or below the selected price. If the offer is over-subscribed, shares will be purchased first from shareholders owning fewer than 100 shares and tendering all of such shares at or below the purchase price determined by the Company and then from all the shares tendered at or below such purchase price on a pro rata basis. The Company reserves the right to purchase more than 8,000,000 shares.

The tender offer will not be conditioned on any minimum number of shares being tendered.

Neither the Company nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price of any tender. Each shareholder must make their own decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered. The Company has been advised that none of its directors or executive officers intend to tender any shares pursuant to the offer. Merrill Lynch will act as Dealer Manager and Corporate Investor Communications, Inc. will act as Information Agent.

Safe Harbor Statement: Except for historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and are subject to the safe harbor provisions of that Act. The forward-looking statements set forth above involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement. These risks and uncertainties, and assumptions concerning the Company's future operations and performance, could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements will prove to be accurate.

Shaw Industries, Inc. with its corporate offices in Dalton, Georgia, manufactures and sells carpeting and rugs throughout the United States, the United Kingdom, Australia and Mexico, and exports to Canada and many other countries. Through its retail stores and commercial dealers, the Company also sells other flooring products and provides installation and other services.